January 21, 2020

British Columbia Securities Commission

Alberta Securities Commission

Ontario Securities Commission

Dear Sirs/Mesdames:

Re: Gentor Resources Inc.

 Change of Auditor Pursuant to National Instrument 51-102 (Part 4.11)

As required by National Instrument 51-102 (Part 4.11), we have read the above-noted Change of Auditor Notice dated January 17, 2020 and confirm our agreement with the information contained in the Notice pertaining to our firm.  We have no basis to agree or disagree with any of the other information contained in the Notice.

Yours very truly,

Kreston GTA LLP

Chartered Professional Accountants, Licensed Public Accountants

Markham, Ontario

cc: Gentor Resources Inc.- Board of Directors